Exhibit 8.1

Pyxis Tankers Inc.

List of Subsidiaries*

Company Name	Jurisdiction of Incorporation
Secondone Corporation Ltd.	Malta
Thirdone Corporation Ltd.	Malta
Fourthone Corporation Ltd.	Malta
Sixthone Corp. **	Republic of the Marshall Islands
Seventhone Corp.	Republic of the Marshall Islands
Eighthone Corp.	Republic of the Marshall Islands
Tenthone	Republic of the Marshall Islands
Eleventhone	Republic of the Marshall Islands
Maritime Technologies Corp.	Delaware, U.S.A.

*Each subsidiary is 100% owned by Pyxis Tankers Inc.

** “Pyxis Delta”, “Northsea Alpha” and “Northsea Beta” were sold to unaffiliated third parties on January 13, 2020, January 28, 2022 and March 1, 2022, respectively.